Exhibit 99.28

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels and Titan Announce Sale of Titan’s Canadian Assets to
Mega Uranium

Toronto, Ontario – February 23, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels””) and Titan Uranium Inc. (TSXV-TUE) (“Titan”) are pleased to announce that Titan completed the sale of its Canadian assets to Mega Uranium Ltd. (TSX-MGA) (“Mega”) today. In the transaction, Titan conveyed several prospective uranium properties located in Saskatchewan’s Athabasca Basin and in Nunavut to Mega in exchange for 10,000,000 common shares of Mega.

The sale of these assets was a condition to the closing of the Plan of Arrangement between Titan and Energy Fuels. Under the Arrangement, Titan will become a wholly-owned subsidiary of Energy Fuels, and 10,000,000 shares of Mega will accrue to Energy Fuels.

Stephen P. Antony, President and CEO of Energy Fuels stated: “The sale of Titan’s Canadian assets to Mega was a key condition of the Titan merger. These properties are outside of Energy Fuels’ area of focus, and Mega is a strong, well-managed company that can move these properties into eventual production and achieve excellent shareholder value.”

As previously reported, the Plan of Arrangement was approved by shareholders of Energy Fuels on February 10, 2012, and by shareholders of Titan on February 14, 2012. The application by Titan for the final court order approving the Arrangement was approved on February 21, 2012. Energy Fuels and Titan will close the transaction on February 29th, 2012.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Titan, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels’ and Titan’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Titan’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and any other factors described in Energy Fuels’ and Titan’s most recent annual and quarterly financial reports.

Energy Fuels and Titan assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Titan’s respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Titan relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates and securities may not be offered or sold in the United States absent registration or exemption from registration.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact

For Energy Fuels Inc.

Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com

For Titan Uranium Inc.

Chris M. Healey, President & CEO
Phone No.: (604) 925-1810
Email: cmhealey@titanuranium.com